11023470

SECI ... IISSION

Washington, D.C. ...

SEC Mail Processing Section

NOV 2 1 2011

Washington, DC 101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2010 (MM/DD/YY) AND ENDING 09/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: West America Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9101 W. Sahara Avenue S-105-151
(No. and Street)

Las Vegas (City) NV (State) 89117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert B. Kay 702-933-2758
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert B. Kay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of West America Securities Corporation, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of Nevada
County of Clark

PAUL ALBERT MALIG
Notary Public, State of Nevada
Appointment No. 11-3814-1
My Appt. Expires Jan 28, 2015

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Non *Confidential, Public Copy*

West America Securities Corporation

Report Pursuant to Rule 17a-5 (d)

For the Year Ended September 30, 2011

Non Confidential, Public Copy

CONTENTS

*Schedules have been omitted due to request for confidential treatment of this annual report.

Non *Confidential, Public Copy*

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT AUDITOR

Board of Directors
West America Securities Corporation
Las Vegas, NV

I have audited the accompanying statement of financial condition of West America Securities Corporation, as of September 30, 2011 and related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of West America Securities Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of West America Securities Corporation as of September 30, 2011 and the results of its operations, cash flows and changes in shareholders' equity for the year then ended in conformity with the accounting principles accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
November 3, 2011

West America Securities Corporation
Statement of Financial Condition
September 30, 2011

Assets

Cash and cash equivalents		$ 36,248
Clearing deposits		24,514
Commissions receivable		553
Securities owned (inventory)		6,080
Total assets		$ 67,395

Liabilities and Shareholders' Equity

Liabilities		
Accrued expenses		$ 6,562
Total liabilities		6,562
Shareholders' Equity		
Common stock ($1.00 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding)	$ 1,000	
Preferred stock ($1.00 par value, 2,000 shares authorized, 1,479.79 issued and outstanding)	1,428	
Paid in capital	2,505,876	
Retained earnings (deficit)	(2,447,471)	60,833
Total liabilities and shareholders' equity		$ 67,395

The accompanying notes are an integral part of these financial statements

WEST AMERICA SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

NOTE 1 - ORGANIZATION

West America Securities Corporation (" Company") is a Colorado corporation incorporated November 26, 1991. The Company was approved as a broker-dealer by the Securities and Exchange Commission (SEC) on September 10, 1993 and the National Association of Security Dealers (NASD) on December 14, 1993. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA (Financial Industry Regulatory Agency).

The Company is registered under SEC Rule 15c3-3 (k) (2) (ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company has a clearing agreement with Sterne Agee.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Inventory of Securities - is valued on a "mark to market" basis.

Concentration of Credit Risk - The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company, the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

WEST AMERICA SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS - continued
SEPTEMBER 30, 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements – The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending September 30, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards (SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 – CLEARING BROKER DEPOSIT

The Company has an agreement with a clearing broker which requires a minimum deposit of $2,500.

WEST AMERICA SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS - continued
SEPTEMBER 30, 2011

NOTE 4 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. See page 10 for the computation of net capital.

At September 30, 2011, the Company had a net capital of $54,753 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 5 - OFF BALANCE SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that the clearing broker may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

NOTE 6 – LINE OF CREDIT

The Company had a $50,000 open line of credit with Wells Fargo Bank at the current rate of 9.25% per annum. During the current year, the Company settled with the Wells Fargo Bank, the then balance of $51,630, for a payment of $20,700. The $30,930 remaining balance was forgiven by the bank and was recorded as Other Income by the Company.

NOTE 7 – OTHER INCOME

As discussed in Note 6, the Company recorded $30,930 forgiveness of debt as Other Income. In addition, Other Income includes $5,531 forgiveness of a $7,901 debt to Office Max upon payment of $2,370.

NOTE 8 - INCOME TAXES

The Company files its income tax returns on the cash basis. As of September 30, 2011, because of a net operating loss (NOL) carry forward, the Company had no federal income tax liability.

At September 30, 2011 there was a federal NOL carry forward of approximately $1,737,000. The Federal tax can be carried forward for 20 years. There is no state income tax in Nevada.

WEST AMERICA SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS - continued
SEPTEMBER 30, 2011

NOTE 9 – EXEMPTION FROM THE SEC RULE 15C3-3

West America Securities Corporation is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

NOTE 10 – SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending September 30, 2011 because the Company's SIPC Net Operating Revenues are under $500,000.

West America Securities Corporation
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1
September 30, 2011

Computation of net capital		
Shareholders' equity		$ 60,833
Less: Non allowable assets		
Securities owned	$ (6,080)	
Total adjustment		(6,080)
Net capital		$ 54,753
Computation of net capital requirements		
Minimum net capital requirements		
6-2/3% of net aggregate indebtedness	$ 437	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		$ 5,000
Excess net capital		$ 49,753
Ratio of aggregate indebtedness to net capital	0.12	to 1
Total liabilities net of deferred income taxes payable and deferred income	$ 6,562	

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital as reported on the Company's unaudited X-17A-5 report	$ 55,283
Accrued expenses	(530)
Net capital shown here	$ 54,753

The accompanying notes are an integral part of these financial statements

WEST AMERICA SECURITIES CORPORATION
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of September 30, 2011

A computation of reserve requirement is not applicable to West America Securities Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

WEST AMERICA SECURITIES CORPORATION
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of September 30, 2011

Information relating to possession or control requirements is not applicable to West America Securities Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Non *Confidential, Public Copy*

PART II

WEST AMERICA SECURITIES CORPORATION
STATEMENT OF INTERNAL CONTROL
SEPTEMBER 30, 2011

Non *Confidential, Public Copy*

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
West America Securities Corporation
Las Vegas, NV

In planning and performing my audit of the financial statements of West America Securities Corporation (the Company), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Non *Confidential, Public Copy*

Board of Directors
West America Securities Corporation
Las Vegas, NV

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the owner, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
November 3, 2011